UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-233850-01

EXETER AUTOMOBILE RECEIVABLES TRUST 2020-3
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-233850

EFCAR, LLC
(Exact name of depositor as specified in its charter)

EXETER FINANCE LLC
(Exact name of sponsor as specified in its charter)

c/o Exeter Finance LLC
2101 W. John Carpenter Freeway
Irving, Texas 75063
(469) 754-4396
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Exeter Automobile Receivables Trust 2020-3:
Class A-1, Class A-2, Class A-3, Class B, Class C and Class D Asset Backed Notes
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	X

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Exeter Automobile Receivables Trust 2020-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 27, 2025

EXETER AUTOMOBILE RECEIVABLES TRUST 2020-3
(Issuing Entity)

By:	Exeter Finance LLC, as Servicer

By: /s/ Jeff Briggs__________________
Name: Jeff Briggs
Title: Executive Vice President & Treasurer